CUSIP No. 098529 30 8	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bonso Electronics International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098529 30 8

(CUSIP Number)

Andrew So

c/o Bonso Electronics International Inc.

Unit 1404, 14/F, Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(852) 2605 5822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015 (effective as of July 4 and 9, 2015)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098529 30 8	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Andrew So S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF	7	SOLE VOTING POWER 703,000 (See Notes 1 and 2)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 703,000 (See Note 2)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (See Note 3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note 1. Effective July, 4, 2015, Andrew So, the President, Chief Operating Officer and a Director of Bonso Electronics International Inc. (“Bonso” or the “Issuer”) purchased 200,000 shares of $.003 par value (the "Common Stock"), of Bonso in a private purchase of stock from an individual for gross proceeds of Two Hundred and Sixty Thousand Dollars (USD$260,000), or $1.30 per share.

Note 2. Andrew So now owns 453,000 shares of Bonso’s Common Stock, and has an option to acquire another 250,000 shares of Common Stock that was granted effective July 9, 2015 at an exercise price of $1.50 per share that expires on March 31, 2025.

Note 3. The number of shares outstanding is 5,246,903 shares, excluding 330,736 shares held in treasury. This calculation excludes the 330,736 shares held in treasury and is based upon 5,246,903 shares.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $.003 par value (the "Common Stock"), of Bonso. Bonso's address is Unit 1404, 14/F, Cheuk Nang Centre, 9 Hillwood Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2. Identity and Background

(a) The name of the person filing this statement on Schedule 13D is Andrew So (“Mr. So or the “Reporting Person”).

(b) The business address of Andrew So is as follows:

Andrew So

c/o Bonso Electronics International Inc.

Unit 1404, 14/F, Cheuk Nang Centre

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(c) Mr. So is the Issuer’s President, Chief Operating Officer and a Director.

(d)(e) During the last five years, Mr. So has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. So is a citizen of Hong Kong.

Items 3.

Effective July 4, 2015, Mr. So purchased 200,000 shares of Common Stock of Bonso in a private purchase of stock from an individual for gross proceeds of Two Hundred and Sixty Thousand Dollars (USD$260,000), or $1.30 per share.

Items 4.

Mr. So acquired the shares from the individual for investment purposes.

The Board of Directors of Bonso, of which Mr. So is a Director, may in the future consider one or more plans, proposals or transactions, including but not limited to:

(1) various extraordinary transactions, such as a merger, reorganization, including but not limited to a going private transaction, or liquidation;

(2) the purchase, sale or transfer of a material amount of assets of Bonso;

(3) a material change in the present dividend rate or policy, or indebtedness or capitalization of Bonso;

(4) a change in the present board of directors or management of Bonso, including, but not limited to, plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in Bonso's corporate structure or business;

(6) the delisting of Bonso’s Common Stock from the NASDAQ capital market;

(7) the termination from registration of Bonso’s Common Stock;

(8) the offer and sale of additional securities of Bonso; and

(9) changes in Bonso's memorandum and articles of association or other actions that could impede the acquisition of control of Bonso.

Except as discussed below, as of the date of this report, the Board of Directors has not made any plans or considered any proposals or transactions relating to the foregoing but may do so in the future.

As permitted by law, Mr. So may purchase shares of Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of Bonso and upon other developments, including but not limited to general economic, stock market conditions and the price of Bonso's common stock.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Statement, Mr. So beneficially owns 703,000 shares, or 12.8% of the Issuer’s Common Stock. See Notes 1, 2 and 3 above. This amount includes options to acquire 250,000 shares of Bonso’s Common Stock at an exercise price of $1.50 per share that expires on March 31, 2025.

(b)	Mr. So has the sole power to vote or direct the vote and dispose or direct the disposition of the 703,000 shares of the Issuer’s Common Stock that he beneficially owns. This amount includes options to acquire 250,000 shares of Bonso’s Common Stock at an exercise price of $1.50 per share that expires on March 31, 2025.

(c)	See Notes 1 and 2 above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported on this Statement.

(e)	Not applicable.

Item 6. Not Applicable.

Item 7. Exhibits

99.1 Securities Purchase Agreement effective July 4, 2015.

The Reporting Person declares that the filing of this Schedule 13D, as amended from time to time, shall not be construed as an admission by the Reporting Person that she is the beneficial owner, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2015	/s/ Andrew So
Andrew So